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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission file number: 1-11997

SPHERION CORPORATION
401 (k) Benefit Plan

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309
(Address of principal executive offices) (Zip code)

(954) 938-7600
(Registrant's telephone number, including area code)

INTERIM SERVICES INC.
401 (k) Benefit Plan
(Former Name)

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the Spherion Corporation 401 (k) Benefit Plan as required by Form 11-K, together with the report thereon of Deloitte & Touche LLP independent certified public accountants, dated June 15, 2001.

SPHERION CORPORATION
401(k) BENEFIT PLAN
(f/k/a Interim Services Inc. 401(k) Benefit Plan)

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 and 1999 AND FOR THE YEARS THEN ENDED:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 9
SIGNATURES	10
EXHIBIT INDEX	11

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Spherion Corporation
  401(k) Benefit Plan
Fort Lauderdale, Florida:

We have audited the accompanying statements of net assets available for benefits of Spherion Corporation 401(k) Benefit Plan (the "Plan"), (f/k/a Interim Services Inc. 401(k) Benefit Plan), as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Ft. Lauderdale, Florida
June 15, 2001

SPHERION CORPORATION 401(k) BENEFIT PLAN
(f/k/a Interim Services Inc. 401(k) Benefit Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2000 AND 1999

ASSETS	2000	1999
INVESTMENTS, AT FAIR VALUE:
SHARES OF REGISTERED INVESTMENT COMPANIES:
T. Rowe Price Stable Value Fund (16,939,284 and 16,928,649 shares)	$16,939,284	$16,928,649
T. Rowe Price International Stock Fund (367,677 and 295,971 shares)	5,338,669	5,632,325
T. Rowe Price Spectrum Income Fund (186,920 and 183,276 shares)	2,013,133	1,962,881
T. Rowe Price Dividend Growth Fund (499,805 and 562,190 shares)	10,935,739	11,361,863
T. Rowe Price Personal Strategy Income Fund (103,274 and 95,548 shares)	1,361,154	1,244,996
T. Rowe Price Personal Strategy Balanced Fund (533,386 and 558,412 shares)	8,491,499	9,068,604
T. Rowe Price Personal Strategy Growth Fund (860,629 and 917,605 shares)	16,308,912	17,874,942
T. Rowe Price Mid-Cap Growth Fund (451,192 and 374,162 shares)	17,952,920	15,015,126
T. Rowe Price Small-Cap Stock Fund (166,883 and 71,579 shares)	3,983,506	1,631,993
T. Rowe Price Equity Index Trust (307,424 and 262,649 shares)	10,769,051	10,119,865

Total registered investment company stocks	94,093,867	90,841,244
SPHERION CORPORATION COMMON STOCK (661,083 and 674,258 shares)*	7,478,499	16,687,876
T. ROWE PRICE TRADELINK PLUS	1,564,157	70,878
PARTICIPANT LOANS RECEIVABLE	1,639,385	1,031,067

Total investments	104,775,908	108,631,065

CONTRIBUTIONS RECEIVABLE:
Employer	122,968	1,344,602
Participant	979,245	1,058,593

Total contributions receivable	1,102,213	2,403,195

UNINVESTED CASH	3,919	8,000

NET ASSETS AVAILABLE FOR BENEFITS	$105,882,040	$111,042,260

*
Non-participant directed (See Note 5)

See accompanying notes to financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN
(f/k/a Interim Services 401(k) Benefit Plan)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
ADDITIONS:
Net (depreciation) appreciation in fair value of investments	$(11,956,674)	$5,969,036
Dividend income	5,275,863	3,392,909
Interest income	98,449	74,444
Employee contributions	15,656,256	10,629,591
Employer contributions	1,493,474	2,734,040
Employee rollovers	1,633,688	1,480,207
Transfers in from other plans	2,396,612	51,242,544

Total additions	14,597,668	75,522,771

DEDUCTIONS:
Distributions to plan participants	(19,539,506)	(6,737,187)
Administrative expenses	(218,382)	(129,923)

Total deductions	(19,757,888)	(6,867,110)

NET (DECREASE) INCREASE	(5,160,220)	68,655,661
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	111,042,260	42,386,599

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$105,882,040	$111,042,260

See accompanying notes to financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN
(f/k/a Interim Services Inc. 401(k) Benefit Plan)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000 AND 1999

1.  DESCRIPTION OF THE PLAN

    Spherion Corporation 401(k) Benefit Plan (f/k/a Interim Services Inc. 401(k) Benefit Plan) (the "Plan") is a defined contribution plan sponsored by Spherion Corporation ("Spherion" or "Plan Sponsor") (f/k/a Interim Services Inc.). Non-highly compensated employees are eligible for participation under the Plan after completing 90 days of service. All participant and employer matching contributions are 100% participant directed. Spherion could, at its discretion, make an additional annual contribution, all of which would be invested in Spherion Corporation common stock. No such contribution was made in 2000. Employees' contributions (made on a pre-tax basis, equal to not less than 1 percent nor more than 15 percent of an employee's compensation) and actual earnings thereon are fully vested and nonforfeitable. Employer contributions (at present equal to 25 percent, with the possibility of an additional discretionary match, up to 25 percent paid upon approval by the Board of Directors, of the sum of an employee's contribution on the first 6 percent for the plan year) vest on a graduated scale from 1 to 5 years of service and become 100% vested at the end of five years or upon death, permanent disability or retirement at age 65. Plan earnings are allocated to individual accounts based on the participant's beginning balance as a percentage of the Plan's total beginning balance. Loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance.

    Plan participants who leave Spherion as a result of termination, retirement or permanent disability may elect to receive their entire vested account in a lump-sum, a rollover into another qualified plan or, if the balance exceeds $5,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn interest based on the investment fund of the participant's choice until their entitlement is withdrawn or rolled over into another qualified plan. Participants of certain plans, which were merged into the Plan on April 1, 1997, may receive annuity payouts.

    Although Spherion has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA. In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan. Administrative expenses are charged to Plan participant accounts. The Plan Sponsor directly pays certain audit and legal expenses for the Plan.

    As described in Note 3, on April 3, 2000, the Norrell Information Services, Inc. 401 (k) Savings Plan was merged into the Plan. On December 1, 1999, the Norrell Corporation 401(k) Retirement Savings Plan was merged into the Plan.

    The following investment funds represent the available options which the participants may elect to use:

    T. Rowe Price Stable Value Fund—A current income fund investing in guaranteed investment contracts, by insurance companies, bank investment contracts, and synthetic investment contracts.

    T. Rowe Price International Stock Fund—A long-term growth fund investing primarily in the common stocks of established, non-U.S. companies.

    T. Rowe Price Spectrum Income Fund—An income fund primarily investing in domestic bond funds and also in two foreign bond funds, but it may allocate up to 25% of assets to a stock fund.

    T. Rowe Price Dividend Growth Fund—A long-term growth fund investing primarily in dividend-paying common stocks that have favorable prospects for increasing dividends.

    T. Rowe Price Personal Strategy Funds—Growth and income funds investing in a mix of stocks, bonds, and money market securities depending on the overall emphasis towards growth or income.

    T. Rowe Price Mid-Cap Growth Fund—A long-term capital growth fund investing primarily in common stocks of medium-sized (mid-cap) growth companies.

    T. Rowe Price Small-Cap Stock Fund—A long-term capital growth fund investing primarily in stocks of small to medium-sized companies.

    T. Rowe Price Equity Index Trust—A growth fund investing in all 500 stocks the S&P Index comprises in proportion to their respective weighting in the Index.

    Spherion Corporation common stock—Funds are invested in common stock of Spherion Corporation.

    Participants should refer to the plan agreement for a more complete description of the Plan's provisions. In addition, certain participants who have a minimum vested balance of $10,000 can invest up to 50% of their total vested balance in common stock of their choice (T. Rowe Price TradeLink Plus). Any transaction costs to purchase or sell shares under this investment option are paid from the participant's vested account balance.

2.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting.

    Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

    Investments—Investments are stated at fair value, determined using quoted market prices. Net appreciation or depreciation in fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year. Participant loans receivable bear a prime interest rate and are collectible over a period not to exceed five years.

    Payment of Benefits—Benefits are recorded when paid.

    Forfeited Accounts—For the years ended December 31, 2000 and 1999, forfeitures on nonvested accounts totaled $392,892 and $4,714, respectively. Forfeitures are retained in the Plan to be used to offset future employer contributions.

    Disclosure Regarding Financial Instruments—Investments are stated at fair value, determined using quoted market prices. The carrying amount of participant loans approximate fair value because the interest rates on these instruments change with market interest rates.

    New Accounting Pronouncements—The Plan will adopt the provisions of Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, as amended in the first quarter of 2001. The Plan Sponsor has determined that the Plan does not have any derivatives. As such, the adoption of SFAS 133 will not have any impact on the financial statements of the Plan.

3.  PLAN MERGERS

    Effective April 3, 2000, the Norrell Information Services, Inc. 401(k) Savings Plan (the "Norrell Information Services Plan") was merged into the Plan. With this merger, the existing funds in the Norrell Information Services Plan were merged into the T. Rowe Price TradeLink Plus investment option. Participation requirements related to the T. Rowe Price TradeLink Plus investment option (minimum vested balance of $10,000 and can invest only 50% of total vested balance) were waived for participants of this merger. Subsequent allocation to other investment options occurred only upon election by the merged participants. Assets merged into the Plan have been recorded as additions in the accompanying statements of changes in net assets available for benefits for the year ended December 31, 2000.

    Effective December 1, 1999, the Norrell Corporation 401(k) Retirement Savings Plan (the "Norrell Plan") was merged into the Plan. With this merger, the existing funds in the Norrell Plan were liquidated, and the participants' balances in those funds were allocated to existing funds in the Plan based on common levels of risk. Assets merged into the Plan have been recorded as additions in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 1999.

4.  INVESTMENTS

    During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold during the years then ended) depreciated in value by ($11,956,674) in 2000 and appreciated in value by $5,969,036 in 1999.

	2000	1999
Total registered investment company stocks	$(2,579,174)	$2,087,614
T. Rowe Price TradeLink Plus	(523,523)	10,595
Spherion Corporation common stock	(8,853,977)	3,870,827

	$(11,956,674)	$5,969,036

5.  NON-PARTICIPANT DIRECTED INVESTMENTS

    All participant and employer matching contributions are 100% participant directed. Spherion could, at its discretion, make an additional annual contribution, all of which would be invested in Spherion Corporation common stock. In accordance with Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, as participant and non-participant directed amounts cannot be separately determined in Spherion Corporation common stock, the stock fund is considered to be non-participant directed.

    Information about the net assets and the significant components of the changes in net assets relating to Spherion Corporation common stock is as follows for the years ended December 31, 2000 and 1999:

	2000	1999
ADDITIONS:
Appreciation in fair value of investments	$—	$3,870,827
Interest income	12,708	13,510
Employee contributions	863,139	752,982
Employer contributions	1,129,339	1,007,225
Employee rollovers	48,454	31,742
Transfer in from other plans	—	8,677,361

Total additions	2,053,640	14,353,647

DEDUCTIONS:
Depreciation in fair value of investments	(8,853,977)	—
Distributions to plan participants	(2,388,302)	(332,768)
Administrative expenses	(20,738)	(15,259)

Total deductions	(11,263,017)	(348,027)

NET (DECREASE) INCREASE	(9,209,377)	14,005,620
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	16,687,876	2,682,256

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$7,478,499	$16,687,876

6.  PLAN COMMITTEES AND TRUSTEE

    The Plan provides for selection of an Administrative Committee, a Plan Administrator and a Trustee by the Board of Directors of Spherion. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions and is responsible for the reporting and disclosure requirements under ERISA. T. Rowe Price is the Trustee of the Plan and is also the Plan's Administrator.

7.  PLAN TAX STATUS

    The Internal Revenue Service has determined and informed the Plan by a letter dated July 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.  FUND INFORMATION

    In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 ("SOP 99-3"), Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters, which, upon adoption, eliminates the requirement to disclose information about significant components of the changes in net assets for each participant-directed investment fund option. The Plan retroactively adopted SOP 99-3 on January 1, 1999.

* * * * *

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SPHERION CORPORATION 401 (k) Benefit Plan
DATE—June 28, 2001	By:	/s/ MARK W. SMITH Mark W. Smith Vice President, Finance and Administration (principal accounting officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Name
23.1	Independent Auditors' Consent
99.1	Form 5500 Schedule H, 4i—Supplemental Schedule of Assets held for Investment Purposes

QuickLinks

SPHERION CORPORATION 401(k) BENEFIT PLAN (f/k/a Interim Services Inc. 401(k) Benefit Plan)
TABLE OF CONTENTS
SPHERION CORPORATION 401(k) BENEFIT PLAN (f/k/a Interim Services Inc. 401(k) Benefit Plan) STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000 AND 1999
SPHERION CORPORATION 401(k) BENEFIT PLAN (f/k/a Interim Services 401(k) Benefit Plan) STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2000 AND 1999
SPHERION CORPORATION 401(k) BENEFIT PLAN (f/k/a Interim Services Inc. 401(k) Benefit Plan) NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2000 AND 1999
SIGNATURES
EXHIBIT INDEX